[Translation]

Cover Page

Document Name:                          Extraordinary Report

Filed with:                             The Director General of the Kanto Local
                                        Finance Bureau

Filing Date:                            March 7, 2006

Corporate Name:                         TOYOTA MOTOR CORPORATION

Name and Title of Representative:       Katsuaki Watanabe, President

Location of Head Office:                1 Toyota-cho, Toyota City,
                                        Aichi Prefecture

Telephone Number:                       (0565)28-2121

Name and Title of Person to Contact     Hiroshi Nishida, General Manager of
                                        Financial Reporting Department,
                                        Accounting Division

Nearest Place to Contact:               4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:                       (03)3817-7111

Name and Title of Person to Contact:    Hideyuki Hamada, General Manager,
                                        Financial & Accounting Department, Tokyo
                                        General Administration Division

Places of Public Inspection:            Tokyo Stock Exchange, Inc.

                                        (2-1, Nihonbashi Kabuto-cho, Chuo-ku,
                                        Tokyo)

                                        Nagoya Stock Exchange, Inc.

                                        (3-17, Sakae 3-chome, Naka-ku, Nagoya)

                                        Osaka Securities Exchange Co., Ltd.

                                        (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

                                        Fukuoka Stock Exchange

                                        (14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

                                        Sapporo Securities Exchange

                                        (14-1, Minamiichijo-nichi 5-chome,
                                        Chuo-ku, Sapporo)


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                                  [TRANSLATION]


1.   Reason for Filing

     As Toyota Motor North America, Inc. will cease to be a specified subsidiary of Toyota Motor Corporation ("TMC") as a result of the merger with Toyota Technical Center, U.S.A. Inc., a subsidiary of TMC, as of April 1, 2006, and after the merger, as Toyota Technical Center, U.S.A. Inc. (new trade name "Toyota Motor North America, Inc.") will become the new specified subsidiary of TMC, we hereby file this report under the provision of
     Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 1 and Paragraph 2, Item 3 of the Cabinet Office Ordinance Concerning Disclosure of Affairs, Etc. of Corporations.

2.   Contents of the Report

     Company which ceases to be a specified subsidiary

     (1) The trade name, address, name of representative, capital and contents of business of the specified subsidiary

          Trade name:                   Toyota Motor North America, Inc.

          Address:                      Torrance, California, U.S.A.

          Name of Representative:       Hideaki Otaka, President

          Capital:                      US$ 934 Million

          Contents of Business:         Activities relating to external affairs,
                                        public relations and research in North
                                        America

     (2) The number of voting rights in Toyota Motor North America, Inc. held by TMC and TMC's holding percentage to the total number of voting rights before the change

                                                                    9,336 (100%)

     (3) The number of voting rights in Toyota Motor North America, Inc. held by TMC and TMC's holding percentage to the total number of voting rights after the change

                                                                          0 (0%)

     (4)  Reason for the change

          Due to the fact that Toyota Motor North America, Inc. will no longer fall under the category of specified subsidiary of TMC as it will cease to exist as a result of the merger with Toyota Technical Center, U.S.A. Inc., a subsidiary of TMC, as of the date of merger, April 1, 2006.

     (5)  Date of change

          April 1, 2006


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     Facts of new specified subsidiary (scheduled)

     (1) The trade name, address, name of representative, capital and contents of business of the specified subsidiary

          Trade name:                   Toyota Motor North America, Inc.
                                        (formerly, Toyota Technical Center,
                                        U.S.A. Inc.)

          Address:                      Torrance, California, U.S.A.

          Name of Representative:       Hideaki Otaka, President

          Capital:                      US$ 1,005 Million

          Contents of Business:         Activities relating to external affairs,
                                        public relations and research in North
                                        America

          *The trade name of Toyota Technical Center, U.S.A. Inc. will be changed to Toyota Motor North America, Inc.("new Toyota Motor North America, Inc.") as of the date of merger with Toyota Motor North America, Inc. On the date of merger, the new Toyota Motor North America, Inc. will contribute the functions of former Toyota Technical Center, U.S.A. Inc. as in-kind capital to Toyota Motor Manufacturing North America, Inc., a wholly owned subsidiary of new Toyota Motor North America, Inc. The above shows the facts of the new specified subsidiary after such contribution of operation. In addition, after such contribution, Toyota Motor Manufacturing North America, Inc. will change its trade name to Toyota Motor Engineering & Manufacturing North America, Inc.


     (2) The number of voting rights in Toyota Technical Center, U.S.A. Inc. held by TMC and TMC's holding percentage to the total number of voting rights before the change

                                                                   71,800 (100%)

     (3) The number of voting rights in Toyota Motor North America, Inc.(new Toyota Motor North America, Inc.) held by TMC and TMC's holding percentage to the total number of voting rights after the change

                                                                6,653,471 (100%)

     (4)  Reason for the change

          Due to the merger of Toyota Technical Center, U.S.A. Inc., a subsidiary of TMC, with Toyota Motor North America, Inc., a specified subsidiary of TMC, as of the date of merger, April 1, 2006.

     (5)  Date of change

          April 1, 2006